UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

Burlington Coat Factory Warehouse Corporation

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

121579 10 6

(CUSIP Number)

Burlington Coat Factory Holdings, Inc.

c/o Bain Capital Partners, LLC

111 Huntington Avenue

Boston, Massachusetts 02199

Attention: Jordan Hitch

Telephone No.: (617) 516-2000

Facsimile No.: (617) 516-2010

COPY TO:

Kirkland & Ellis LLP

153 East 53rd Street

New York, New York 10022

Attention: Lance Balk, Esq.

Telephone No.: (212) 446-4800

Facsimile No.: (212) 446-6460

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 13, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 121579 10 6	13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Burlington Coat Factory Holdings, Inc. I.R.S. Identification No. - 20-4607575
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None.
8 SHARED VOTING POWER 27,251,340 (1).
9 SOLE DISPOSITIVE POWER None.
10 SHARED DISPOSITIVE POWER None.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,251,340 (1).
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.8%
14	TYPE OF REPORTING PERSON* CO

*	SEE INSTRUCTIONS.

(1)	27,251,340 shares of Common Stock of the Issuer that may be deemed to be beneficially owned pursuant to the Voting Agreement referred to in Item 4 below and the irrevocable proxy statement contained therein.

SCHEDULE 13D

Item 1.	Security And Issuer

This Statement on Schedule 13D relates to the Common Stock, par value $1.00 per share (“Common Stock”) of Burlington Coat Factory Warehouse Corporation, a corporation incorporated under the laws of the State of Delaware (the “Issuer”). The principal executive offices of the Issuer are located at 1830 Route 130, Burlington, NJ, 08016.

Item 2.	IDENTITY AND BACKGROUND

This Statement is filed by Burlington Coat Factory Holdings, Inc. (f/k/a BCFWC Acquisition, Inc.), a corporation organized under the laws of the State of Delaware (the “Reporting Person”). The Reporting Person was formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Reporting Person is, engaging in any lawful act or activity for which corporations may be formed under the Delaware General Corporation Law (8 Del.C. § 101, et seq.), as amended from time to time, and engaging in any and all activities necessary or incidental to the foregoing. The current principal business address of the Reporting Person is c/o Bain Capital Partners, LLC, 111 Huntington Avenue Boston, Massachusetts, 02199, Attention: Jordan Hitch.

The Reporting Person currently has no stockholders. However, in connection with the proposed Merger discussed in Item 4 below, the Reporting Person has received a commitment from an affiliate of Bain Capital Partners, LLC to purchase equity securities of the Reporting Person immediately prior to the consummation of the Merger.

During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed on Schedule A to this Statement (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

See the information set forth under Item 4 below.

Item 4.	PURPOSE OF TRANSACTION

On January 18, 2006, the Reporting Person and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) regarding a merger of the Issuer with and into a subsidiary of the Reporting Person (the “Merger”). As consideration for the Merger, shares of the Issuer will be converted into a right to receive cash in the amount of $45.50 per share, less any required withholding taxes.

The closing of the Merger is subject to numerous conditions, including the approval of the holders of a majority of the Issuer’s outstanding Common Stock, governmental approvals, and the absence of a material adverse change.

In connection with the entering into the Merger Agreement, on January 18, 2006, the Reporting Person and certain beneficial owners of an aggregate of 27,251,340 shares of the Issuer’s Common Stock (the “Stockholders”) entered into a voting agreement (the “Voting Agreement”). A copy of the Voting Agreement is incorporated herein by reference. No party received consideration in connection with the execution and delivery of the Voting Agreement. Pursuant to the Voting Agreement, each of the Stockholders agreed, among other things, to vote its shares of Common Stock of the Issuer in favor of the Merger.

The Reporting Person, and such designees as it may name, were appointed as the Stockholders’ attorneys-in-fact and irrevocable proxies for the limited purposes set forth above, with respect to any meeting of the shareholders of the Issuer or any consent in lieu of any such meeting or otherwise. The Voting Agreement and proxy terminate (i) upon the earlier of (A) the approval and adoption of the Merger Agreement at a special meeting of the stockholders of the Issuer or (B) the termination of the Merger Agreement in accordance with its terms by any party thereto for any reason; or (ii) at any time upon notice by the Reporting Person to the Stockholders.

There can be no assurance that the Merger will occur.

The foregoing is qualified in its entirety by reference to the Form 8-K of the Issuer filed on January 20, 2006 and the exhibits attached thereto, including the Merger Agreement and the Voting Agreement.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) 27,251,340 Common Shares of the Issuer, representing 60.8% of the issued and outstanding Common Stock of the Issuer, may be deemed to be beneficially owned by the Reporting Person by virtue of the Voting Agreement described in Item 4.

(b) Not applicable.

(c) Except as set forth in Item 4 above, within the last 60 days there have been no reportable transactions by the Reporting Person with respect to the Common Stock of the Issuer.

(d) - (e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Item 4 above hereby is incorporated by reference.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Description
Exhibit 1.1	Voting Agreement (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by the Issuer on January 20, 2006).

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 5, 2006

BURLINGTON COAT FACTORY HOLDINGS, INC.

By:	/s/ Jordan Hitch
Name:	Jordan Hitch
Its:	Vice President

SCHEDULE A

EXECUTIVE OFFICERS AND EMPLOYEE DIRECTORS OF THE REPORTING PERSON

Name	Principal Occupation or Employment
Joshua Bekenstein	President
Jordan Hitch	Vice President
John Tudor	Secretary

All individuals named in the above table are officers of the Reporting Person. Accordingly, the business address of each of the individuals named in the above table is the address of the Reporting Person’s principal office: c/o Bain Capital Partners, LLP, 111 Huntington Avenue Boston, Massachusetts, 02199.

All of the individuals named above are members of and, together, comprise the entirety of the board of directors of the Reporting Person.